UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________________ to ______________________

Commission file number 0-14112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.

663 Highway 60 P.O. Box 807 Monett, Missouri 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.

Statement of Net Assets Available for Plan Benefits at December 31, 2010 and 2009.

2.

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2010.

EXHIBIT

23.

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.

401(K) RETIREMENT SAVINGS PLAN

By:  /s/ Kevin D. Williams

Kevin D. Williams, Chief Financial Officer

Date:  June 3, 2011

Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2010	3
Notes to Financial Statements	4–12
SUPPLEMENTAL SCHEDULE —
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
May 26, 2011

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments	$ 223,386,820	$ 174,272,102
Notes receivable from participants	7,177,507	4,188,481

NET ASSETS AVAILABLE FOR BENEFITS	$ 230,564,327	$ 178,460,583

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Employer contributions	$ 10,023,485
Participant contributions	17,927,617
Rollover accounts for new Plan participants	3,963,868
Net appreciation in fair value of investments	24,710,081
Dividends	1,871,083
Interest and other income	1,110,881
Loan interest	211,048

Total additions	59,818,063

DEDUCTIONS:
Administrative expenses	27,950
Distributions to participants	7,686,369

Total deductions	7,714,319

INCREASE IN NET ASSETS	52,103,744

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	178,460,583

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$ 230,564,327

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.     DESCRIPTION OF PLAN

The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) plan benefiting Jack Henry & Associates, Inc. (the “Company”) employees. An eligible employee must have attained the age of 18 and completed 30 days of service to be a participant. Participants are eligible to receive Safe Harbor Employer Matching Contributions after six months of service. Additionally, the Company may make a Qualified Non-Elective Contribution (“QNEC”) to each non-highly compensated employee, actively employed on the last day of the Plan Year, who has completed a Year of Service (1000 hours of service.) The Company is the Plan Administrator. Prudential Retirement Insurance and Annuity Company was appointed the Plan Trustee to hold and invest Plan assets. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant’s eligible compensation or $5,000. The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2010 could not exceed $16,500. If a participant reached age 50 by December 31, 2010, they were able to contribute an additional $5,500 “catch up” contribution to the Plan on a pre-tax basis.

In addition, the Company may make a Qualified Non-Elective Contribution equal to a uniform percentage of each participant’s eligible compensation, which is determined each year by the Company. No QNEC contributions were made in 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Safe Harbor Employer Matching Contributions, allocations of Company QNEC contributions and Plan investment earnings, and charged with withdrawals and an allocation of Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, twenty-two mutual funds, seven pooled separate accounts and a guaranteed investment contract (GIC) (Prudential Retirement Insurance and Annuity Company – Guaranteed Income Fund) as investment options for participants.

Vesting — Participants are vested immediately in their voluntary contributions, the Company’s Safe Harbor Employer Matching Contribution and the earnings on these contributions. Vesting in the QNEC portion of their accounts is based on years of service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

Notes Receivable from Participants — Participants may borrow, as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years unless the loan is to be used to purchase the participant’s principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 11.00% as of December 31, 2010). Principal and interest are paid through payroll deductions.

Payment of Benefits — Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. A participant/beneficiary may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $46,248 and $43,093, respectively. These accounts are used first as restoration of participant’s forfeitures, then as an offset to Plan expenses, then as a reduction to future discretionary contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the QNEC source.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net   assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Benefits Payable — Benefits are recorded when paid. As of December 31, 2010 and 2009, there were no distributions payable to Plan participants.

Risk and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. The Plan’s GIC with Prudential Retirement Insurance and Annuity Company is valued at contract value, which approximates fair value (see Note 5).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Basis of Allocation — Investment income and gains or losses on investments are allocated to the participants based on the participant’s account balance. Discretionary contributions, if any, are allocated based on the plan document. Unless directed otherwise by participants, employer matching and discretionary contributions are allocated to funds in the same manner as employee contributions.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.

In February 2010, FASB issued ASU No. 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-9”). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. This change alleviates potential conflicts between Subtopic 855-10 and the Securities and Exchange Commission’s requirements. ASU 2010-9 is effective for periods ending after June 15, 2010 and was adopted by the Plan.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Plans (“ASU No. 2010-25”), which provides clarification on how loans to participants should be classified and measured by defined contribution plans. ASU No. 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued by unpaid interest. Participant loans are exempt from the disclosure requirements about fair value and credit quality. The Plan reclassified the loans on the Statement of Net Assets Available for Benefits as of December 31, 2009 and excluded the loans as of December 31, 2009 from the investment disclosure in Note 3, as required by the ASU.

3.     FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$ 22,898,789	$ -	$ -	$ 22,898,789
Fixed income fund	1,779,255	-	-	1,779,255
International fund	18,149,529	-	-	18,149,529
Domestic stock funds	81,411,921	-	-	81,411,921
Total mutual funds	124,239,494	-	-	124,239,494

Common stock — software	37,478,104	-	-	37,478,104
Total common stock	37,478,104	-	-	37,478,104

Pooled separate accounts:
Balanced funds	-	1,496,609	-	1,496,609
Domestic stock funds	-	14,764,291	-	14,764,291
Fixed income fund	-	14,984,876	-	14,984,876
Total pooled separate accounts	-	31,245,776	-	31,245,776

Guaranteed Investment Contract	-	30,423,446	-	30,423,446

Total investments at fair value	$ 161,717,598	$ 61,669,222	$ -	$ 223,386,820

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$ 17,547,418	$ -	$ -	$ 17,547,418
Fixed income fund	668,735	-	-	668,735
International fund	15,025,856	-	-	15,025,856
Domestic stock funds	60,871,735	-	-	60,871,735
Total mutual funds	94,113,744	-	-	94,113,744

Common stock — software	29,624,858	-	-	29,624,858
Total common stock	29,624,858	-	-	29,624,858

Pooled separate accounts:
Balanced funds	-	1,209,445	-	1,209,445
Domestic stock funds	-	12,100,961	-	12,100,961
Fixed income fund	-	12,102,884	-	12,102,884
Total pooled separate accounts	-	25,413,290	-	25,413,290

Guaranteed Investment Contract	-	25,120,210	-	25,120,210

Total investments at fair value	$ 123,738,602	$ 50,533,500	$ -	$ 174,272,102

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     INVESTMENTS

The components of the Plan’s individual investments which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009, were as follows:

	2010	2009

* Common Stock- Jack Henry & Associates, Inc.	$ 37,478,104	$ 29,624,858
American Funds - Growth Fund	26,984,450	21,329,574
Davis NY Venture A	13,696,429	12,416,512
American Funds - Europac Fund	18,149,529	15,025,856
BlackRock Funds - BlackRock Eq Dividend I	17,865,327	12,288,608
* Prudential Retirement Insurance and Annuity Company - Core Plus Bond/
PIMCO Fund	14,984,876	12,102,884
* Prudential Retirement Insurance and Annuity Company - Guaranteed
Income Fund	30,423,446	25,120,210

* Represents a party-in-interest to the Plan.

During 2010, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated, as follows:

American Funds — Growth Fund	$ 2,704,746
American Funds — Europac Fund	1,289,429
Baron Funds — Baron Asset Fund	697,620
Diamond Hill — Small Cap Fund	929,103
Davis NY Venture A	1,355,561
Loomis Sayles Funds — Loomis Small Cap Growth Fund	1,769,882
BlackRock Funds — BlackRock Eq Dividend I	1,676,267
JP Morgan Funds — JP Morgan Gov’t Bond A	12,068
T Rowe Price Funds — T Rowe Blue Chip Fund	226,995
T Rowe Price Funds — T Rowe RA 2005	3,959
T Rowe Price Funds — T Rowe RA 2010	116,890
T Rowe Price Funds — T Rowe RA 2015	21,727
T Rowe Price Funds — T Rowe RA 2020	420,145
T Rowe Price Funds — T Rowe RA 2025	45,912
T Rowe Price Funds — T Rowe RA 2030	759,858
T Rowe Price Funds — T Rowe RA 2035	49,705
T Rowe Price Funds — T Rowe RA 2040	1,029,355
T Rowe Price Funds — T Rowe RA 2045	9,414
T Rowe Price Funds — T Rowe RA 2050	11,526
T Rowe Price Funds — T Rowe RA 2055	14,355
T Rowe Price Funds — T Rowe RA Income Fund	99,157
Vanguard Funds — Vanguard Ext Mkt Fund	514,615
*Common stock — Jack Henry & Associates, Inc.	7,761,774
*Prudential Retirement Insurance and Annuity Company — Core Plus Bond / PIMCO Fund	885,504
*Prudential Retirement Insurance and Annuity Company — Mid Cap Value/CRM Fund	1,279,433
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Growth Fund (I)	104,432
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Income & Equity Fund (I)	412
*Prudential Retirement Insurance and Annuity Company — Dryden S & P 500 Index Fund	863,504
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Balanced Fund (I)	24,719
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Conservative Fund (I)	32,014

$ 24,710,081

* Represents a party-in-interest to the Plan.

5.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive GIC with Prudential Retirement Insurance and Annuity Company (“Insurance Company”). The Insurance Company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value which is equal to contract value. The concept of a value other than contract value does not apply to this GIC even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a fair value. The insurer is obligated to pay interest at crediting rates which are announced in advance and guaranteed for a six month period.

Limitations on the Ability of the GIC to Transact at Contract Value — The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow for disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The Insurance Company may not terminate the contract at any amount less than the contract value.

Average Yields — The Insurance Company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the Insurance Company, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.

December 31,
2010
Average yields:
Based on annualized earnings (1)	3.50%
Based on interest rate credited to participants (2)	3.50%

(1)

Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)

Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.     EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and an investment contract managed by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company serves as the Plan’s recordkeeper. Therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of Company common stock. Jack Henry & Associates, Inc. is the Plan Sponsor, as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

During 2010, the Plan received $488,188 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

7.     PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.     FEDERAL INCOME TAX STATUS

The Plan was restated to comply with applicable law changes and updates effective December 1, 2008, and an application for an Internal Revenue Service (“IRS”) determination letter was filed on April 15, 2010. Although the IRS has not yet provided the requested determination letter, the plan administrator reasonably believes that the Plan, as restated, is designed and is being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.     NET ASSET VALUE (NAV) PER SHARE

The following table for December 31, 2010, sets forth a summary of the Plan’s investments with a reported NAV.

Fair Value Estimated Using Net Asset Value per Share
December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Equity Index Funds (a)	$ 14,764,291	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	1,496,609	None	Immediate	Up to 30 days if negative cash flow	None

Bond Funds (c)	14,984,876	None	Immediate	Up to 30 days if negative cash flow	None

Total	$ 31,245,776

*The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors’ (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio.

(c)

The bond fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

Fair Value Estimated Using Net Asset Value per Share
December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Equity Index Funds (a)	$ 12,100,961	$ -	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	1,209,445	-	Immediate	Up to 30 days if negative cash flow	None

Bond Funds (c)	12,102,884	-	Immediate	Up to 30 days if negative cash flow	None

Total	$ 25,413,290	$ -

*The fair values of the investments have been estimated using the net asset value of the investment.

(a)

Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors’ (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio

(c)

The bond fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

10.    SUBSEQUENT EVENTS

Effective January 1, 2011, the Plan was amended to provide for an automatic deferral of 2% of compensation for new participants, when no other election is made. Such automatic election will then be raised by 1% of compensation each anniversary date up to a maximum of 5%.

On January 28, 2011, the Plan was amended to allow post-tax “Roth” deferrals by participants effective July 1, 2011.

* * * * * *

SUPPLEMENTAL SCHEDULE

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

Description of Investment	Fair Value

American Funds — Europac Fund	$ 18,149,529
American Funds — Growth Fund	26,984,450
Baron Funds — Baron Asset Fund	4,525,376
Davis NY Venture A	13,696,429
Diamond Hill — Small Cap Fund	5,889,488
Loomis Sayles Funds — Loomis Small Cap Growth Fund	7,666,636
BlackRock Funds — BlackRock Eq Dividend I	17,865,327
JP Morgan Funds — JP Morgan Gov’t Bond A	1,779,255
T Rowe Price Funds — T Rowe Blue Chip Fund	1,805,905
T Rowe Price Funds — T Rowe RA 2005 Fund	102,669
T Rowe Price Funds — T Rowe RA 2010 Fund	1,415,218
T Rowe Price Funds — T Rowe RA 2015 Fund	224,161
T Rowe Price Funds — T Rowe RA 2020 Fund	4,037,145
T Rowe Price Funds — T Rowe RA 2025 Fund	435,696
T Rowe Price Funds — T Rowe RA 2030 Fund	6,419,200
T Rowe Price Funds — T Rowe RA 2035 Fund	468,717
T Rowe Price Funds — T Rowe RA 2040 Fund	7,929,813
T Rowe Price Funds — T Rowe RA 2045 Fund	86,562
T Rowe Price Funds — T Rowe RA 2050 Fund	102,342
T Rowe Price Funds — T Rowe RA 2055 Fund	219,068
T Rowe Price Funds — T Rowe RA Income Fund	1,458,198
Vanguard Fund — Vanguard Ext Mkt Fund	2,978,310
*Prudential Retirement Insurance and Annuity Company — Core Plus Bond / PIMCO Fund	14,984,876
*Prudential Retirement Insurance and Annuity Company — Mid Cap Value/CRM Fund	8,209,660
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Growth Fund (I)	955,965
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Balanced Fund (I)	269,222
*Prudential Retirement Insurance and Annuity Company — FX Long-term Conservative Fund (I)	253,247
*Prudential Retirement Insurance and Annuity Company — FX LT Income & Equity Fund (I)	18,175
*Prudential Retirement Insurance and Annuity Company — Dryden S & P 500 Index Fund	6,554,631

Mutual fund and pooled separate account total	155,485,270

*Prudential Retirement Insurance and Annuity Company — Guaranteed Income Fund	30,423,446

*Common Stock — Jack Henry & Associates, Inc.	37,478,104

*Notes receivable from participants (interest rate ranging from 3.25% to
11.00%; maturity dates ranging from 2011 to 2021)	7,177,507

TOTAL	$ 230,564,327

* Represents a party-in-interest to the Plan
** Cost information is not required for participant-directed investments and therefore is not included